Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited Second Quarter 2024 Financial Results

Hong Kong, August 14, 2024 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended June 30, 2024.

Second Quarter 2024 Financial Highlights

●	Total revenues were US$22.4 million, representing an increase of 1.7% from US$22.0 million in the second quarter of 2023.

●	Gross profit was US$11.0 million, representing an increase of 11.4% from US$9.9 million in the second quarter of 2023.

●	Income from operations was US$2.3 million, compared to a loss from operations of US$0.9 million in the second quarter of 2023.

●	Net income was US$2.2 million, compared to a net loss of US$0.9 million in the second quarter of 2023.

●	Adjusted net income (non-GAAP) was US$2.6 million, compared to US$1.8 million in the second quarter of 2023.

●	Adjusted EBITDA (non-GAAP) was US$3.3 million, compared to US$2.1 million in the second quarter of 2023.

Second Quarter 2024 Operational Highlights

●	Total data consumed in the second quarter through the Company’s platform was 42,133 terabytes (5,649 terabytes procured by the Company and 36,484 terabytes procured by our business partners), representing a decrease of 7.8% from 45,682 terabytes in the second quarter of 2023.

●	Average daily active terminals in the second quarter were 306,289 (17,268 owned by the Company and 289,021 owned by our business partners), representing a decrease of 3.9% from 318,778 in the second quarter of 2023. As a proportion of daily active terminals, 62.2% were from uCloudlink 1.0 international data connectivity services and 37.8% were from uCloudlink 2.0 local data connectivity services during the second quarter of 2024. Average daily data usage per terminal was 1.54 GB in June 2024.

●	As of June 30, 2024, the Company had served 2,699 business partners in 61 countries and regions. The Company had 182 patents with 153 approved and 29 pending approval, while the pool of SIM cards was from 392 MNOs globally as of June 30, 2024.

Executive Commentary

Mr. Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK, commented, “Building upon our solid start to the year, our total revenues grew in line with guidance to US$22.4 million during the second quarter. Our financial position is improving, with net income reaching US$2.2 million and operating cash inflow increasing by 38.3% year-over-year to US$4.7 million. Our 1.0 international data connectivity services business continues to grow, further consolidating our leading position in the roaming market and expanding our market share, as the widespread adoption of our full-speed 5G solutions gains momentum, supported by the recovery in international travel.”

“We officially launched three GlocalMe Life solutions in May at Viva Technology 2024 in Paris. The lineup of new solutions, consisting of KeyTracker, RoamPlug and UniCord, has not only showcased our innovative capabilities, but also garnered widespread acclaim in the market, marking the beginning of a promising new revenue stream going forward. We continue to gradually expand the availability of our GlocalMe SIM solutions, including over-the-air (OTA) SIM and eSIM solutions, in more countries and regions. This paving the way for more powerful “All SIM” solutions that will allow us to engage with a broader end user base. We are leveraging our soft cloud SIM technology compatible with various chipset platforms to engage with a broader spectrum of partners in the security camera, dashboard camera, and other related sectors to explore additional application scenarios, demonstrating the strength and capabilities of our technology to a broader audience.”

“Looking forward, with the gradual commercialization of GlocalMe Life, GlocalMe SIM, and GlocalMe IoT business lines gaining momentum, we expect to see them contribute more meaningfully to revenues in the coming quarters through various markets and channels. GlocalMe SIM technology and solutions are evolving and laying the foundation for the launch of more consolidating solutions, which are expected to set new pioneering industry benchmarks for mobile connectivity and convenience. As we transition beyond the portable Wi-Fi terminal market, we are scaling up our user base beyond the travel sector into various comprehensive daily life application scenarios such as elderly care, pet management, item tracking, and daily travel. This transition will diversify our revenues streams from primarily mobile data traffic solutions to a mix of value-added services and mobile data traffic solutions. This will drive the ongoing consolidation and development of our GlocalMe ecosystem, positioning it as a leading global mobile data traffic sharing marketplace while creating long-term sustainable value for our shareholders.”

Second Quarter 2024 Financial Results

Revenues

Total Revenues were US$22.4 million, representing an increase of 1.7% from US$22.0 million in the same period of 2023.

●	Revenues from services were US$14.2 million, representing an increase of 0.5% from US$14.1 million in the same period of 2023. The increase was primarily attributable to the increase in revenues from data connectivity services.

●	Revenues from data connectivity services were US$11.2 million, a slight increase of 0.5% when compared to the same period of 2023. The increase was primarily attributable to an increase in revenues from international data connectivity services to US$9.4 million in the second quarter of 2024 from US$9.0 million in the same period of 2023, as the recovery of international travel improves, which was partially offset by a decrease in revenues from local data connectivity services to US$1.8 million in the second quarter of 2024 from US$2.2 million in the same period of 2023.

●	Revenues from PaaS and SaaS services were US$2.6 million, a slight increase of 0.9% when compared to the same period of 2023.

●	Revenues from sales of products were US$8.2 million, representing an increase of 3.9% from US$7.9 million in the same period of 2023, primarily due to an increase in sales of data related products.

●	Geographic Distribution

During the second quarter of 2024, as a percentage of our total revenues, Japan contributed 46.2%, North America contributed 14.6%, Mainland China contributed 23.5% and other countries and regions contributed the remaining 15.7%, compared to 43.0%, 29.5%, 11.6% and 15.9%, respectively, in the same period of 2023.

Cost of Revenues

Cost of revenues was US$11.4 million, representing a decrease of 6.2% from US$12.1 million in the same period of 2023. The decrease was attributable to a decrease in both cost of services and cost of products sold.

●	Cost of services was US$5.7 million, representing a decrease of 5.1% from US$5.9 million in the same period of 2023. The decrease was attributable to the growing proportion of revenues from international data connectivity services which generate higher gross margins.

●	Cost of products sold was US$5.7 million, representing a decrease of 7.3% from US$6.2 million in the same period of 2023. The decrease was mainly attributable to product mix.

Gross Profit

Overall gross profit was US$11.0 million, compared to US$9.9 million in the same period of 2023. Overall gross margin was 49.2% in the second quarter of 2024, compared to 44.9% in the same period of 2023.

Gross profit on services was US$8.5 million, compared to US$8.2 million in the same period of 2023. Gross margin on services was 60.3% in the second quarter of 2024, compared to 58.0% in the same period of 2023.

Gross profit on sales of products was US$2.5 million, compared to US$1.7 million in the same period of 2023. Gross margin on sales of products was 30.0% in the second quarter of 2024, compared to 21.5% in the same period of 2023.

Operating Expenses

Total operating expenses were US$9.1 million, compared to US$9.0 million in the same period of 2023.

●	Research and development expenses were US$1.5 million, representing a decrease of 4.1% from US$1.6 million in the same period of 2023.

●	Sales and marketing expenses were US$4.3 million, representing an increase of 22.1% from US$3.5 million in the same period of 2023. The increase was primarily due to increases of US$1.0 million in promotional fees and US$0.2 million in staff costs, which were partially offset by a decrease of US$0.4 million in share-based compensation expenses.

●	General and administrative expenses were US$3.3 million, representing a decrease of 14.8% from US$3.9 million in the same period of 2023. The decrease was primarily due to decreases of US$0.8 million in share-based compensation expenses and US$0.2 million in staff costs, which were partially offset by increases of US$0.3 million in provision of bad debt expense and US$0.1 million in communication fees.

Income/Loss from Operations

Income from operations was US$2.3 million, compared to a loss from operations of US$0.9 million in the same period of 2023.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was US$3.3 million, compared to US$2.1 million in the same period of 2023.

Net Interest Expenses

Net interest expenses were US$0.02 million, compared to net interest expenses of US$0.01 million in the same period of 2023.

Net Income/Loss

Net income was US$2.2 million, compared to a net loss of US$0.9 million in the same period of 2023.

Adjusted Net Income (Non-GAAP)

Adjusted net income, which excludes the impact of share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, was US$2.6 million, compared to an adjusted net income US$1.8 million in the same period of 2023.

Basic and Diluted Earnings/Loss per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.06 in the second quarter of 2024, compared to basic and diluted loss per ADS of US$0.02 in the same period of 2023.

Cash and Cash Equivalents

As of June 30, 2024, the Company had cash and cash equivalents of US$26.8 million, compared to US$24.7 million as of March 31, 2024. The increase was primarily attributable to net inflow of US$4.7 million from operations, which was partially offset by a payment of US$1.6 million for capital expenditures and a repayment of US$0.8 million for bank borrowings.

Capital Expenditures (“CAPEX”)

Capital expenditures were US$1.6 million compared to US$0.5 million in the same period of 2023.

Business Outlook

For the third quarter of 2024, UCLOUDLINK expects total revenues to be between US$24.0 million and US$28.0 million, representing an increase of 0.4% to 17.2% compared to the same period of 2023.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net income/(loss) and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in income/(loss) from operations and net income/(loss). The Company believes that adjusted net income/(loss) and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:30 a.m. Eastern Time on Wednesday, August 14, 2024 (8:30 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free):	0-800-279-9489
UK (Local Toll):	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157
Australia (Toll Free):	1-800-121301

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hours after the end of the conference until August 21, 2024 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Canada (Toll Free):	855-669-9658
Replay Passcode:	5197889

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Daniel Gao
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:
Christensen Advisory
Christian Arnell, Managing Director
Tel: +852-2117-0861
E-mail: ucloudlink@christensencomms.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of June 30,
	2023	2024
ASSETS
Current assets
Cash and cash equivalents	23,371	26,831
Accounts receivable, net	6,489	6,806
Inventories	2,183	1,834
Prepayments and other current assets	6,416	6,468
Other investments	7,613	7,114
Amounts due from related parties	2,945	371
Total current assets	49,017	49,424
Non-current assets
Prepayments	228	-
Long-term investments	1,956	1,982
Property and equipment, net	2,433	3,772
Right-of-use assets, net	2,321	1,735
Intangible assets, net	652	579
Total non-current assets	7,590	8,068
TOTAL ASSETS	56,607	57,492

LIABILITIES
Current liabilities
Short term borrowings	5,297	4,642
Accrued expenses and other liabilities	24,755	23,447
Accounts payable	5,314	6,445
Amounts due to related parties	1,250	41
Contract liabilities	1,425	1,374
Operating lease liabilities	1,082	1,044
Total current liabilities	39,123	36,993
Non-current liabilities
Operating lease liabilities	1,286	750
Other non-current liabilities	145	117
Total non-current liabilities	1,431	867
TOTAL LIABILITIES	40,554	37,860

SHAREHOLDERS’ EQUITY
Class A ordinary shares	13	13
Class B ordinary shares	6	6
Additional paid-in capital	240,137	240,906
Accumulated other comprehensive income	2,463	2,604
Accumulated losses	(226,566)	(223,897)
TOTAL SHAREHOLDERS’ EQUITY	16,053	19,632
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	56,607	57,492

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US$, except for share and per share data)

	For the three months ended		For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024
Revenues	21,977	22,355	39,983	40,483
Revenues from services	14,096	14,165	27,012	27,702
Sales of products	7,881	8,190	12,971	12,781
Cost of revenues	(12,112)	(11,361)	(21,517)	(19,486)
Cost of services	(5,927)	(5,627)	(11,029)	(10,366)
Cost of products sold	(6,185)	(5,734)	(10,488)	(9,120)
Gross profit	9,865	10,994	18,466	20,997
Research and development expenses	(1,554)	(1,491)	(2,857)	(2,968)
Sales and marketing expenses	(3,516)	(4,292)	(6,437)	(8,342)
General and administrative expenses	(3,866)	(3,295)	(7,301)	(6,684)
Other (expense)/income, net	(1,866)	336	(745)	(240)
(Loss)/income from operations	(937)	2,252	1,126	2,763
Interest income	19	27	24	40
Interest expenses	(31)	(47)	(80)	(103)
(Loss)/income before income tax	(949)	2,232	1,070	2,700
Income tax expense	(31)	(47)	(44)	(68)
Share of profit in equity method investment, net of tax	63	54	131	37
Net (loss)/income	(917)	2,239	1,157	2,669
Attributable to:
Equity holders of the Company	(917)	2,239	1,157	2,669

(Loss)/earnings per share for Class A and Class B ordinary shares
Basic	(0.00)	0.01	0.00	0.01
Diluted	(0.00)	0.01	0.00	0.01

(Loss)/earnings per ADS (10 Class A shares equal to 1 ADS)
Basic	(0.02)	0.06	0.03	0.07
Diluted	(0.02)	0.06	0.03	0.07

Shares used in loss/earnings per Class A and Class B ordinary share computation:
Basic	370,585,142	375,490,106	370,014,825	375,130,957
Diluted	370,585,142	375,490,106	370,014,825	375,130,957

Net (loss)/income	(917)	2,239	1,157	2,669
Other comprehensive income, net of tax
Foreign currency translation adjustment	1,087	(77)	1,311	141
Total comprehensive income	170	2,162	2,468	2,810

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024
Net cash generated from operating activities	3,411	4,718	5,055	6,657
Net cash used in investing activities	(375)	(1,599)	(677)	(2,186)
Net cash used in financing activities	(339)	(805)	(142)	(625)
Increase in cash and cash equivalents	2,697	2,314	4,236	3,846
Cash and cash equivalents at beginning of the period	16,524	24,704	14,921	23,371
Effect of exchange rates on cash and cash equivalents	(593)	(187)	(529)	(386)
Cash and cash equivalents at end of the period	18,628	26,831	18,628	26,831

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024
Reconciliation of Net (Loss)/Income to Adjusted Net Income
Net (loss)/income	(917)	2,239	1,157	2,669
Add: share-based compensation	1,601	340	2,334	769
fair value loss in other investments	1,215	97	284	498
Less: share of profit in equity method investment, net of tax	(63)	(54)	(131)	(37)
Adjusted net income	1,836	2,622	3,644	3,899

	For the three months ended		For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2023	June 30, 2024
Reconciliation of Net (Loss)/Income to Adjusted EBITDA
Net (loss)/income	(917)	2,239	1,157	2,669
Add:
Interest expense	31	47	80	103
Income tax expense	31	47	44	68
Depreciation and amortization	239	554	447	939
EBITDA	(616)	2,887	1,728	3,779
Add: share-based compensation	1,601	340	2,334	769
fair value loss in other investments	1,215	97	284	498
Less: share of profit in equity method investment, net of tax	(63)	(54)	(131)	(37)
Adjusted EBITDA	2,137	3,270	4,215	5,009